UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Compliance with Continued Listing Rule

On November 21, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (the “Staff”) indicating that, based on the Company’s Form 6-K, dated November 21, 2023, the Staff has determined that the Company complies with Nasdaq Listing Rule 5550(b)(1). If the Company fails to evidence compliance upon filing its next periodic report it may be subject to delisting, and at that time, Staff will provide written notification to the company, which may then appeal the Staff’s determination to a hearings panel.

As previously announced, on May 25, 2023 the Company received written notification from the Staff that the Company was no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”) for continued listing on Nasdaq. On July 10, 2023, the Company submitted a plan to Nasdaq to regain compliance with the Stockholders’ Equity Requirement, and on July 25, 2023 Nasdaq notified the Company that it would be granted an extension until November 21, 2023, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the listing rule.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: November 22, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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